恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED

2007 JUL 12 P 1:21

SUPPL

07025156

Our Ref.: HASE/TL/HI/05038

15th May, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Acquisition of Interests in certain companies in the Company's Group by Henderson Land Development Company Limited

We enclose for your information a copy of the Company's announcement on 14th May, 2007 in relation to the poll results of extraordinary general meeting and resumption of trading, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 14 MAY 2007

AND

RESUMPTION OF TRADING

Reference is made to the joint announcement of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**") dated 27 March 2007. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in that joint announcement.

POLL RESULTS

The voting results of the resolutions in respect of which a poll was taken at the Extraordinary General Meeting (the "**EGM**") of the Company held on 14 May 2007 are as follows:

Resolutions		Number of votes cast (Approximate percentage of number of votes cast)	
		For	**Against**
1.	Ordinary Resolution No. 1* (to approve the Acquisition Agreement)	559,318,165 (84.66%)	101,368,275 (15.34%)
2.	Ordinary Resolution No. 2* (to approve the Proposed Distribution)	2,665,295,645 (96.34%)	101,327,176 (3.66%)
3.	Special Resolution No. 3* (to approve the Share Premium Reduction)	2,665,080,245 (96.34%)	101,383,176 (3.66%)
Ordinary Resolution Nos. 1 and 2 were duly passed as ordinary resolutions and Special Resolution No. 3 was duly passed as a special resolution.			

* *as set out in the notice convening the EGM.*

Notes:

(1) Standard Registrars Limited, the share registrar of the Company, was appointed as scrutineer for the vote-taking at the EGM.

(2) As at the date of the EGM, the total number of issued shares of the Company was 3,047,327,395 shares, which was the total number of shares entitling shareholders to attend and vote on Ordinary Resolution No. 2 and Special Resolution No. 3. Out of those 3,047,327,395 shares, 2,070,473,859 shares were held by the HLD Group, which had undertaken to vote in favour of those two resolutions. Accordingly, the total number of shares entitling shareholders to attend and vote for or against those two resolutions was 976,853,536 shares. The total number of shares entitling the holders to attend and vote only against the three resolutions was nil. As stated in the circular of the Company dated 20 April 2007 (the "**Circular**"), HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang (which held a total of 2,122,720,709 shares as at the date of the EGM) were required to abstain from voting on Ordinary Resolution No. 1 and they had done so at the EGM. Accordingly, the total number of shares entitling shareholders to attend and vote for or against Ordinary Resolution No. 1 was 924,606,686.

As all three resolutions were passed, upon the Court approving the Share Premium Reduction and other conditions being fulfilled, a distribution of HK$5.00 per HIL Share will be made to each HIL Shareholder upon Completion. Otherwise, a distribution of HK$3.80 per HIL Share will be made upon Completion. As stated in the Circular, the dates of the events subsequent to the EGM in the expected timetable set out in the Circular, which mainly depend on the availability of the dates of the Court to hear the proceedings relating to the Share Premium Reduction, are indicative only and are subject to change. The Court may set another date for the hearing of the petition for confirmation of the Share Premium Reduction by the Court. The dates of closure of the register of members of the Company, the record date for the Proposed Distribution and the Completion Date may also change if the Court hearing date is changed. In case of any changes, further announcement(s) in relation to the closure of the register of members of the Company for the purpose of determination of entitlements to the Proposed Distribution, the record date therefor and the Completion Date will be made by the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in its shares on the Stock Exchange has been suspended from 9:30 a.m. on 14 May 2007 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company on the Stock Exchange with effect from 9:30 a.m. on 15 May 2007.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 14 May 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END